Channell Commercial Corporation

26040 Ynez Road,

Temecula, California  92591

January 9, 2007

VIA OVERNIGHT COURIER

Robert S. Littlepage

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:	Channell Commercial Corporation
Item 4.01 Form 8-K
Filed October 22, 2007
File No. 000-28582

Dear Mr. Littlepage:

We are writing in response to your letter to Channell Commercial Corporation (the “Company” or “we”) dated January 2, 2008 (the “Letter”). We have considered the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Item 4.01 Form 8-K, filed on October 22, 2007 (File No. 000-28582); to our response dated November 27, 2007 to the Staff’s letter to the Company dated October 24, 2007; and to our response dated December 20, 2007 to the Staff’s letter to the Company dated November 28, 2007.  We have set forth below our response to that comment.  Comment numbering used for the response below corresponds to the comment numbering used in the Letter.

1.                                      We note you explain under item C – “Unvouchered Accountants Payable Adjustment,” that you have determined that at least $260,000 of the adjustment relates to the fourth quarter but you are unable to accurately determine to which period the remaining amount of $146,000 relates.  You have decided not to incur the cost or make the effort to specifically analyze the remaining error amount as you believe it is not practical to do so.  We do not understand how it is reasonable for you to conclude the error was not material to any of the first three quarters of 2005, relying upon an analysis that arbitrarily allocates one fourth of the remaining error amount to each quarter in 2005 as a basis for your conclusion.  Please provide us a materiality analysis that assumes the full $146,000 unidentified error relates to each of the first three quarters in 2005.  If you are unable to conclude that the entire error amount would not be material to any single quarter, then it would appear that it may be practical and cost effective to further investigate the error in specific detail.

Robert S. Littlepage

January 9, 2008

The SAB 99 analysis, which assumes the full $146,000 is applicable to each of the first three quarters of 2005, is as follows (dollars in thousands):

	QTD	QTD	QTD
	3/31/2005	6/30/2005	9/30/2005

Impact on Cost of Goods Sold	$146	$146	$146

Total Cost of Goods Sold - As Reported	$22,144	$21,632	$20,319
% Variance	0.7%	0.7%	0.7%

Impact on Gross Profit	$146	$146	$146

Total Gross Profit - As Reported	$9,837	$11,547	$7,187
% Variance	1.5%	1.3%	2.0%

Impact on Pre-tax Income (Loss)	$146	$146	$146

Total Pre-tax Income (Loss) - As Reported	$722	$2,033	$(1,836)
% Variance	20.2%	7.2%	-8.0%

Impact on Income (Loss) Per Share	$0.01	$0.01	$0.01

Total Income (Loss) Per Share - As Reported	$0.04	$0.13	$(0.06)
% Variance	25.0%	7.7%	-16.7%

Impact on Current Liabilities	$146	$146	$146

Total Current Liabilities - As Reported	$24,050	$23,591	$21,399
% Variance	0.6%	0.6%	0.7%

Commission Staff Accounting Bulletin (“SAB”) No. 99 provides guidance for assessing both “quantitative” and “qualitative” factors relative to materiality.

In the SAB 99 analysis above, the unidentified error amount of $146,000 is quantitatively immaterial to cost of goods sold and current liabilities in all interim periods presented from a percentage perspective.  With respect to the impact on interim pre-tax income (loss) and income (loss) per share, the percentage impact is relatively higher; however, that is principally because the absolute value of those amounts is relatively small to begin with.

SAB 99 refers to Financial Accounting Standards Board Statement of Financial Concepts No. 2, which states that the essence of the concept of materiality is as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

SAB 99 mentions various considerations relative to materiality, including “whether the misstatement masks a change in earnings or other trends.”  Management has addressed this consideration by evaluating the impact of the error in both dollar and percentage terms on the five-quarter period beginning with the quarter ended December 31, 2004 and ending with the quarter ended December 31, 2005.  This analysis is as follows (dollars in thousands):

	QTD	QTD	QTD	QTD	QTD
	12/31/2004	3/31/2005	6/30/2005	9/30/2005	12/31/2005
As reported

Total Pre-tax Income (Loss) - As Reported	$440	$722	$2,033	$(1,836)	$(2,957)
Change from prior quarter	$(1,174)	$282	$1,311	$(3,869)	$(1,121)
% Change from prior quarter	-73%	64%	182%	-190%	61%

Allocation of $146 to QTD 3/31/05

Total Pre-tax Income (Loss) - As Reported	$440	$576	$2,033	$(1,836)	$(2,811)
Change from prior quarter	$(1,174)	$136	$1,457	$(3,869)	$(975)
% Change from prior quarter	-73%	31%	253%	-190%	53%

Allocation of $146 to QTD 6/30/05

Total Pre-tax Income (Loss) - As Reported	$440	$722	$1,887	$(1,836)	$(2,811)
Change from prior quarter	$(1,174)	$282	$1,165	$(3,723)	$(975)
% Change from prior quarter	-73%	64%	161%	-197%	53%

Allocation of $146 to QTD 9/30/05

Total Pre-tax Income (Loss) - As Reported	$440	$722	$2,033	$(1,982)	$(2,811)
Change from prior quarter	$(1,174)	$282	$1,311	$(4,015)	$(829)
% Change from prior quarter	-73%	64%	182%	-197%	42%

In the analysis above, those quarters enclosed in boxes have been changed to reflect the related change in pre-tax income (loss).  Please note that the entire $146,000 was recorded in the fourth quarter of 2005.  As such, there is no adjustment that carries forward past December 31, 2005.  Two observations are worth noting from the above analysis.  First, in no quarter did pre-tax income (loss) change from profit to loss or vice versa.  Second, and more importantly, the overall trend for the five-quarter period remained the same as follows:

QTD 12/31/04 to QTD 3/31/05	Modest increase in profitability
QTD 3/31/05 to QTD 6/30/05	Significant increase in profitability
QTD 6/30/05 to QTD 9/30/05	Significant swing from profit to loss
QTD 9/30/05 to QTD 12/31/05	Improvement in magnitude of loss

From an investor’s perspective, the inclusion or exclusion of the potential $146,000 misstatement would not appear to have a meaningful impact on the overall trend of pre-tax operating results.  From an earnings per share perspective, this equates to one cent per share on an after-tax basis in each quarter.  Historically, the price of the Company’s common stock, which has a small amount of public float, has not had volatile movements relative to earnings per share results or differences of only one cent.

The nature of the potential errors in the unvouchered payables account was the result of various receiving and invoice matching transactions that did not match up exactly in price and/or quantity.  The Company’s purchasing and accounts payable systems allowed for small discrepancies to improve processing efficiency, because approximately four to five thousand transactions flowed through this account each quarter.  In many cases price and/or quantity differences occurred.  In addition, other scenarios created unmatched amounts in the unvouchered payables account, such as items on a receiving transaction and/or invoice applied to an incorrect purchase order for the same supplier, leaving a receipt amount on a purchase order without a matching invoice.  The amounts involved may have been the result of transactions with dates crossing over different quarters, and the purchase order, which may have had a large number of line items, may have had an initial date in a different quarter.  Therefore, it is difficult to determine the quarter to which the $146,000 related without specifically reviewing the dates of every transaction in relation to both the purchase order that it was matched against and to the purchase order that it should have been matched against.

In reviewing the numerous open transactions with various dates that was the basis for the amount of the adjustment, it was apparent that the amount built up over the course of the 2005 fiscal year, but for the reasons stated above is was not practical to specifically identify which quarter the amounts related to.  It was also apparent that the total amount could not be related to any one individual quarter.  Therefore, management decided to ratably allocate the remaining amount across the four quarters.

In consideration of the materiality factors and analysis contained within this response, management believes that it is reasonable to conclude that the error was not material to any of the first three quarters of 2005.

If you have any questions concerning the foregoing, please contact the undersigned at (951) 719-2600, extension 461.

Sincerely,

CHANNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready, Chief Financial
Officer

cc:
Securities and Exchange Commission:
Andrew Mew
Irell & Manella LLP:
Anthony T. Iler, Esq.
Sylvianne Pizarro, Esq.